Exhibit 3.1

Amendment to Article I, Section 1 of the
Forest City Enterprises, Inc.
Code of Regulations

Annual Meeting. The annual meeting of the shareholders of the Company for the election of directors, the consideration of reports to be laid before the meeting, and the transaction of such other business as may properly be brought before the meeting shall be held in the place described in the Articles of Incorporation as the place where the principal office of the Company is or is to be located, or at such other place either within or without the State of Ohio as may be designated by the Board of Directors, the Chairman of the Board~~,~~ or the President and specified in the notice of the meeting at ~~ten o’clock a.m., on the second Tuesday of June in each year, (or, if that be a legal holiday, on the next succeeding business day) or at such other~~ a time and on ~~such other~~ a date ~~(not, however, earlier than June 1 or later than June 30 in any year) as~~ designated by the Board of Directors ~~may determine~~ and specified in the notice of the meeting. The Board of Directors may reschedule any previously scheduled annual meeting~~, subject to the restrictions in the immediately preceding sentence,~~ to another place, time and date upon notice thereof. (Amended February 13, 2014)